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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                  HARDINGE INC.
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                   412324 30 3
                                 (CUSIP Number)

                       Robert E. Agan, 186 Hillcrest Road,
           Elmira, NY 14903, Telephone: (607) 737-5927, with a copy to
         J. Philip Hunter, Esq., Sayles & Evans, One West Church Street,
                   Elmira, NY 14901; Telephone: (607) 734-2271
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 1, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ___

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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CUSIP No.   412324 30 3

 1.  Robert E. Agan            S.S.# ###-##-####

 2.  (b)  X

 3.

 4.  Not Applicable

 5.

 6.  U.S.A.

 7.  177,494

 8.  14,118

 9.  177,494

10.  14,118

11.  191,612

12.

13.  2.15%

14.  IN







                                Page 2 of 5 Pages
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                                  SCHEDULE 13D


ITEM 1.           SECURITY AND ISSUER:

         Common Stock, Par Value $.01  ("Shares")
         Hardinge Inc.
         One Hardinge Drive
         P.O. Box 1507
         Elmira, New York  14902

ITEM 2.           IDENTITY AND BACKGROUND:

         (a)      NAME
                  Robert E. Agan

         (b)      RESIDENCE ADDRESS
                  186 Hillcrest Road
                  Elmira, NY 14903

         (c)      PRESENT PRINCIPAL OCCUPATION
                  Retired

      (d, e)      LEGAL PROCEEDINGS
                  None

         (f)      CITIZENSHIP
                  U.S.A. - State of New York


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

                  Not Applicable


ITEM 4.           PURPOSE OF TRANSACTION:

                  Not Applicable


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER:

         (a)      AGGREGATE NUMBER AND PERCENTAGE OWNED
                  191,612, 2.15% based on 8,903,755 shares outstanding on March 30, 2001 as reported by the Issuer.


                                Page 3 of 5 Pages
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         (b)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                    (i)  sole power to vote or to direct the
                         vote                                           177,494
                   (ii)  shared power to vote or to direct
                         the vote                                        14,118
                  (iii)  sole power to dispose or to
                         direct the disposition of                      177,494
                   (iv)  shared power to dispose or to
                         direct the disposition of                       14,118

         (c)  TRANSACTIONS DURING PAST SIXTY DAYS:

                  On May 1, 2001 Mr. Agan resigned as co-trustee of a trust under the Hardinge Inc. Pension Plan which owns 383,886 Shares of the Issuer's common stock.

         (d)  RIGHTS OF ANY OTHER PERSONS TO OWNED SHARES:

                  Mr. Agan is the sole trustee with the power to vote and dispose of 24,270 shares held in six separate trusts for the benefit of his children. The beneficiaries of the trusts have the right to the dividends received from and the right to the proceeds of the sale of such shares. Also, 14,118 shares are held in Mr. Agan's account under the Issuer's Savings Plan for which shares the power to vote is shared with said Plan's Trustee.

                  Mr. Agan is aware of other persons with the right to receive or the power to direct and receive dividends from or the proceeds of the sale of, Shares, but to the best knowledge of Mr. Agan, none of such persons beneficially own more than 5% of the outstanding Shares, except those disclosed in the Issuer's most recent proxy statement.


         (e)  DATE UPON WHICH CEASED TO BE 5% BENEFICIAL OWNER:

                  May 1, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

                  None.




                                Page 4 of 5 Pages
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ITEM 7.           MATERIAL TO BE FILED AS EXHIBIT:

                  None


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:                                          May 1, 2001


Signature:                                      /s/ Robert E. Agan
                                                --------------------------------

Name:                                           Robert E. Agan













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